

February 2, 2021

Pamela Yanchik Connealy
Chief Financial Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

**Re: Immunovant, Inc.
Form 10-K for Fiscal Year Ended March 31, 2020
Filed June 29, 2020
File No. 001-38906**

Dear Ms. Connealy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses, page 93

1.   Please disclose, in proposed disclosure to be provided in future filings, the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Combined and Consolidated Statements of Operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3267 or Tracie Mariner at 202-551-3744 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences